UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2004

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to AIG by the SEIU Master Trust. We also have received a response from the proponent dated February 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Service Employees International Union Master Trust (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal requests the Company to prepare and submit to the shareholders a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec 527;

b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations; and

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons: (1) they relate to the ordinary business operations of the Company; and (2) they are false and misleading within the meaning of Rule 14a-8(i)(3) because they violate Rule 14a-9.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Grounds for Omission

1. ***The Proposal relates to the ordinary business of the Company***

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes the Proposal improperly seeks to micro-manage the Company's business and, therefore, can be excluded under Rule 14a-8(i)(7).

We acknowledge that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission) has refused to permit the omission from proxy statements proposals relating to political contributions on the basis that these proposals relate to general political activities that fall outside a Company's ordinary business operations. See, e.g., General Electric Company, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 300 (Feb. 22, 2000)(proposal requesting a report on policies and use of shareholder funds for political purposes focuses on "general political activity"); Bank of America Corporation, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 434 (Mar. 10, 2000)(proposal not to make or solicit political contributions not excludable as part of company's ordinary business operations). Nevertheless, the Proposal goes beyond these letters by requiring not only disclosure of policies regarding the Company's political contributions or that the Company refrain from political contributions altogether, but also (i) an accounting of the property and personnel contributed or donated, (ii) a business rationale for each contribution or donation and (iii) an identification of Company employees who participated in making the decisions to contribute or donate. Even shareholder proposals raising significant social policy issues may be excluded if the proposal seeks to micro-manage the issuer. See, e.g., E.I. du Pont de Nemours & Company, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 279 (Feb. 13, 1990) (granting no-action relief where environmental proposal required the implementation of specific reclamation and monitoring procedures); Pacific Telesis Group, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 381 (Feb. 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters).

By requesting an accounting of the donations, the Proponent seeks to manage financial disclosure of the

Company. The Staff has viewed proposals relating to financial accounting and disclosure decisions as involving the ordinary business operations of a company. See, e.g., International Business Machines Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 41 (Jan. 9, 2001)(proposal requesting, in part, that the company provide "transparent financial reporting of profit from real company operations" excludable under Rule 14a-8(i)(7)); Conseco, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 596 (Apr. 18, 2000) (proposal requesting that "accounting methods and financial statements" adequately reflect the risks of subprime lending).

In addition, by requesting a business rationale for each contribution, the Proponent is seeking to substitute its judgment for that of management. Management exercises its judgment in matters relating to the use and allocation of Company resources, including the decisions to make political contributions as a means of furthering the Company's business interests. These decisions are made after reviewing and deliberating on appropriate information to enable management to decide where to allocate specific resources. Shareholders will not have access to the same information nor the management expertise to determine whether the business rationale underlying political donations further the Company's goals.

Moreover, the Proponent's request to identify each employee involved in the decision-making process encroaches upon the Company's relations with its employees. The Staff has viewed proposals involving a company's relations with its employees as being part of the company's ordinary business operations. See Labor Ready, Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 506 (Apr. 1, 2003) (proposal concerning employee relations relates to the ordinary business operations of the company). Furthermore, the disclosure of employees is not limited to that of senior management, but rather applies to each person who "participated in making the decisions to contribute or donate." The Staff has consistently concluded that "employment policies and practices with respect to . . . [the] non-executive workforce [are] uniquely matters relating to the conduct of the company's ordinary business operations." United Technologies Company, SEC No-Action

Letter, 1993 SEC No-Act. LEXIS 288 (Feb. 19, 1993); accord Unisys Corporation, SEC No-Action Letter, 1993 SEC No-Act. LEXIS 270 (Feb. 19, 1993)(same).

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

2. The Supporting Statement is false and misleading

Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal which violates any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 indicates that material may be misleading if the "[m]aterial . . . directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation". Note (b) to Rule 14a-9.

The Supporting Statement makes certain statements that, at best, impugn the character of company officials, and at worst, charge the directors with illegal conduct. For example, the Supporting Statement charges that "Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders"; "Company executives may be able to inappropriately direct corporate resources . . . and make decisions unilaterally without a stated business rationale"; and "corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company." Although these statements are cast as the Proponent's opinion or mere speculation of possible activity, the implication is clear: officials are improperly diverting Company funds for their own personal agendas. Without any evidence that improper activity is afoot, such statements are properly excludable under Rule 14a-9. See, e.g., Philip Morris Companies Inc., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 174 (Feb. 7, 1991)(proposal implying that company advocates or encourages bigotry and hate excludable under former Rule 14a-8(c)(3)).

Moreover, the terms "Company officials" and "executives" include members of the Company's Board of Directors. Charging that directors are not acting "in the best interest of the Company and its shareholders" or may "inappropriately direct corporate resources" implies that directors are violating their fiduciary duty to the Company and its stockholders. The fiduciary duty that directors owe to the Company and its stockholders is derived from the mandate of the Delaware General Corporation law that the board of directors has the responsibility to manage the business and affairs of the corporation. See, e.g., Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1292 (Del. 1998); Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). Statements that charge the directors with a violation of fiduciary duties, and therefore a violation of law, run counter to the proxy rules and are excludable under Rule 14a-9.

The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are properly excludable under Rule 14a-9. In The Swiss Helvetia Fund, Inc., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 457 (Apr. 3, 2001), the proponent recommended that "the directors try not to violate their fiduciary duty to the stockholders." There, the Staff stated that the "proposal implies that the directors of the fund have violated, *or may choose to violate*, their fiduciary duty . . . and in our view, may be excluded under Rule 14a-8(i)(3)." (emphasis added). The same can be said for the Proposal and Supporting Statement here. The Proponent asks for certain disclosure on political contributions. In support, the Proponent implies that some of the Company's directors "may choose to violate" their fiduciary duty by "inappropriately direct[ing] corporate resources." Consistent with previous Staff positions, Proposals that make this implication may be excluded from a company's proxy materials. See Phoenix Gold International, Inc., SEC No-Action Letter, 2000 SEC No-Act. LEXIS 952 (Nov. 21, 2000)(opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp, Inc., SEC No-Action Letter, 1999 SEC No-Act. LEXIS 449 (Apr. 20, 1999)(supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-(8)(i)(3) because it violates Rule 14a-9).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(3) because they violate the prohibition on false and misleading statements found in Rule 14a-9.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E Shannon

Kathleen E. Shannon

(Enclosures)

cc: Steve Abrecht
SEIU Master Trust

NY12525:340571.8

ANNEX A

NY12525:340571.8

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of American International Group Inc. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $1.6 million to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

SEIU
Stronger Together

February 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by American International Group, Inc. to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to American International Group, Inc. ("AIG" or the "Company"). The Proposal requests that AIG report to its shareholders regarding (1) its policies governing political contributions, (2) corporate resources contributed to specified persons and organizations, (3) the business rationale for each political contribution, and (4) the person or persons responsible for making decisions regarding each political contribution.

By letter dated January 9, 2004, AIG stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2004 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. AIG argues that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, because the Company's accounting for contributions, decisions about contributions, allocation of resources and use of personnel are ordinary business functions. AIG also relies on Rule 14a-8(i)(3), contending that the Proposal's supporting statement is materially false or misleading to shareholders and thus may be omitted. As discussed below in more detail, each of these contentions is without merit.

Ordinary Business Operations

The Staff has consistently taken the position over several decades that shareholder proposals dealing with "general political activities," including political contributions, do not implicate companies' ordinary business operations and thus are not excludable under Rule 14a-8(i)(7). See, e.g., American Telephone and Telegraph Company (Jan. 11, 1984); International Business Machines Corporation (Mar. 7, 1988); General Motors Corporation (Mar. 10, 1989); General Electric Company (Feb. 22, 2000); cf. ConAgra, Inc. (June 10, 1998) (allowing exclusion and stating that "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal if implemented would require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports"). This position was recently affirmed in Citigroup, Inc. (Jan. 27, 2004), which concerned a proposal filed by the Trust that was substantially identical to the Proposal.

AIG attempts to distinguish this line of letters by taking three elements of the Proposal out of context and arguing that each element's subject relates to the Company's ordinary business operations. AIG first focuses on the Proposal's request that AIG disclose political contributions, characterizing it as an effort to "manage [the Company's] financial disclosure." However, the Proposal does not ask for the political contributions disclosure to be included in the Company's financial statements or periodic reports, but rather in a separate report to shareholders. The Proposal does not take issue with the manner in which AIG accounts for political contribution expenses. Accordingly, the International

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

Business Machines and Conseco letters, in which the proposals were explicitly aimed at the companies' financial accounting practices, are inapposite.

Next, AIG argues that the Trust, by asking for AIG's business rationale for making political contributions, "is seeking to substitute its judgment for that of management." The Proposal aims to provide AIG shareholders with more information about the processes and standards to which AIG adheres in making decisions about political contributions. It does not seek to impose any particular standard or substitute the Trust's judgment about the appropriateness of any individual contribution or political contributions more generally. It is thus difficult to understand the basis for this contention.

Finally, AIG tries to link the element of the Proposal requesting identification of Company personnel who make decisions about political contributions to proposals dealing with non-senior-executive employment policies, which have been found by the Staff to be within the scope of the ordinary business exclusion, absent a significant policy issue. For example, AIG cites Labor Ready (Apr. 1, 2003), where the proposal "urge[d] the board to take the necessary steps to resolve disputes with the Building & Construction Trades Division of the AFL-CIO," including items related to the provision of replacement workers, employee compensation and the reporting of workers' compensation expense. Curiously, AIG also relies on United Technologies Company (Feb. 19, 1993) and Unisys Corporation (Feb. 19, 1993), both involving the MacBride Principles of fair employment in Northern Ireland, which were decided prior to the 1998 interpretive change with respect to the applicability of the ordinary business exclusion to employment practices proposals.

Unlike the proposals in the letters cited by AIG, the Proposal does not deal in any way with employment practices. There is no mention of employee compensation, labor disputes, or working conditions in the Proposal. The Proposal does not seek to control the number or identity of AIG employees involved in the political contributions process. The identification of these employees is simply one component of the disclosure urged in the Proposal to help shareholders understand the protections in place at AIG to ensure that political contributions are in the best interest of the Company and its shareholders.

False or Misleading Statements

AIG complains that the Proposal's supporting statement implies that AIG's officers and directors are violating their fiduciary obligations by "improperly diverting Company funds for their own personal agendas." The language of the supporting statement does not bear out this assertion. It makes the point that because of spotty disclosure requirements, as well as the ability of so-called "section 527 organizations" to funnel contributions to other organizations, shareholders do not have any way of knowing the ultimate recipients of corporate political contributions. The supporting statement is careful to state that AIG contributions "may" fund "groups and candidates whose agendas are not in the best interest of the Company and its shareholders."

By contrast, the letters cited by AIG involved explicit, and in some cases vituperative, allegations of misconduct and breach of duty. In The Swiss Helvetia Fund (Apr. 3, 2001), the proposal stated simply, "We recommend that the directors try not to violate their fiduciary duty to the stockholders." CCBT Bancorp, Inc. (Apr. 20, 1999), concerned an inflammatory proposal whose supporting statement baldly stated that the company's directors had violated their fiduciary duties and leveled other charges relating to a transaction: "The Board violated its fiduciary duty to us by not giving us a reasonable amount of time to consider the change and by not providing us with complete information on it. . . . Additionally said Board used intimidation to get the minimum number of shareholder votes required to obtain ratification of the change."[1] In sum, a reasonable shareholder would not read the Proposal or supporting statement to say that AIG's directors or officers are violating or may choose to violate their fiduciary duties.

---

[1] The problem in Phoenix Gold International, Inc. (Nov. 21, 2000) appeared to be the failure of the proponent to provide any support for the statement that the incumbent directors were not "truly independent."

* * * * *

AIG is not entitled to omit the Proposal in reliance on Rule 14a-8(i)(3) or 14a-8(i)(7) If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Kathleen E. Shannon
Senior Vice President, Secretary and Deputy General Counsel
American International Group, Inc.
Fax# 212-785-1584

SEIU
Stronger Together

February 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by American International Group, Inc. to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to American International Group, Inc. ("AIG" or the "Company"). The Proposal requests that AIG report to its shareholders regarding (1) its policies governing political contributions, (2) corporate resources contributed to specified persons and organizations, (3) the business rationale for each political contribution, and (4) the person or persons responsible for making decisions regarding each political contribution.

By letter dated January 9, 2004, AIG stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2004 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. AIG argues that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, because the Company's accounting for contributions, decisions about contributions, allocation of resources and use of personnel are ordinary business functions. AIG also relies on Rule 14a-8(i)(3), contending that the Proposal's supporting statement is materially false or misleading to shareholders and thus may be omitted. As discussed below in more detail, each of these contentions is without merit.

Ordinary Business Operations

The Staff has consistently taken the position over several decades that shareholder proposals dealing with "general political activities," including political contributions, do not implicate companies' ordinary business operations and thus are not excludable under Rule 14a-8(i)(7). See, e.g., American Telephone and Telegraph Company (Jan. 11, 1984); International Business Machines Corporation (Mar. 7, 1988); General Motors Corporation (Mar. 10, 1989); General Electric Company (Feb. 22, 2000); cf. ConAgra, Inc. (June 10, 1998) (allowing exclusion and stating that "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal if implemented would require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports"). This position was recently affirmed in Citigroup, Inc. (Jan. 27, 2004), which concerned a proposal filed by the Trust that was substantially identical to the Proposal.

AIG attempts to distinguish this line of letters by taking three elements of the Proposal out of context and arguing that each element's subject relates to the Company's ordinary business operations. AIG first focuses on the Proposal's request that AIG disclose political contributions, characterizing it as an effort to "manage [the Company's] financial disclosure." However, the Proposal does not ask for the political contributions disclosure to be included in the Company's financial statements or periodic reports, but rather in a separate report to shareholders. The Proposal does not take issue with the manner in which AIG accounts for political contribution expenses. Accordingly, the International

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

Business Machines and Conseco letters, in which the proposals were explicitly aimed at the companies' financial accounting practices, are inapposite.

Next, AIG argues that the Trust, by asking for AIG's business rationale for making political contributions, "is seeking to substitute its judgment for that of management." The Proposal aims to provide AIG shareholders with more information about the processes and standards to which AIG adheres in making decisions about political contributions. It does not seek to impose any particular standard or substitute the Trust's judgment about the appropriateness of any individual contribution or political contributions more generally. It is thus difficult to understand the basis for this contention.

Finally, AIG tries to link the element of the Proposal requesting identification of Company personnel who make decisions about political contributions to proposals dealing with non-senior-executive employment policies, which have been found by the Staff to be within the scope of the ordinary business exclusion, absent a significant policy issue. For example, AIG cites Labor Ready (Apr. 1, 2003), where the proposal "urge[d] the board to take the necessary steps to resolve disputes with the Building & Construction Trades Division of the AFL-CIO," including items related to the provision of replacement workers, employee compensation and the reporting of workers' compensation expense. Curiously, AIG also relies on United Technologies Company (Feb. 19, 1993) and Unisys Corporation (Feb. 19, 1993), both involving the MacBride Principles of fair employment in Northern Ireland, which were decided prior to the 1998 interpretive change with respect to the applicability of the ordinary business exclusion to employment practices proposals.

Unlike the proposals in the letters cited by AIG, the Proposal does not deal in any way with employment practices. There is no mention of employee compensation, labor disputes, or working conditions in the Proposal. The Proposal does not seek to control the number or identity of AIG employees involved in the political contributions process. The identification of these employees is simply one component of the disclosure urged in the Proposal to help shareholders understand the protections in place at AIG to ensure that political contributions are in the best interest of the Company and its shareholders.

False or Misleading Statements

AIG complains that the Proposal's supporting statement implies that AIG's officers and directors are violating their fiduciary obligations by "improperly diverting Company funds for their own personal agendas." The language of the supporting statement does not bear out this assertion. It makes the point that because of spotty disclosure requirements, as well as the ability of so-called "section 527 organizations" to funnel contributions to other organizations, shareholders do not have any way of knowing the ultimate recipients of corporate political contributions. The supporting statement is careful to state that AIG contributions "may" fund "groups and candidates whose agendas are not in the best interest of the Company and its shareholders."

By contrast, the letters cited by AIG involved explicit, and in some cases vituperative, allegations of misconduct and breach of duty. In The Swiss Helvetia Fund (Apr. 3, 2001), the proposal stated simply, "We recommend that the directors try not to violate their fiduciary duty to the stockholders." CCBT Bancorp, Inc. (Apr. 20, 1999), concerned an inflammatory proposal whose supporting statement baldly stated that the company's directors had violated their fiduciary duties and leveled other charges relating to a transaction: "The Board violated its fiduciary duty to us by not giving us a reasonable amount of time to consider the change and by not providing us with complete information on it. . . . Additionally said Board used intimidation to get the minimum number of shareholder votes required to obtain ratification of the change."[1] In sum, a reasonable shareholder would not read the Proposal or supporting statement to say that AIG's directors or officers are violating or may choose to violate their fiduciary duties.

---

[1] The problem in Phoenix Gold International, Inc. (Nov. 21, 2000) appeared to be the failure of the proponent to provide any support for the statement that the incumbent directors were not "truly independent."

* * * * *

AIG is not entitled to omit the Proposal in reliance on Rule 14a-8(i)(3) or 14a-8(i)(7) If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Kathleen E. Shannon
Senior Vice President, Secretary and Deputy General Counsel
American International Group, Inc.
Fax# 212-785-1584

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that AIG prepare and submit to shareholders a report, updated annually, containing the following: (1) AIG's policies for political contributions made with corporate funds, political action committees sponsored by AIG, and employee political contributions solicited by senior executives of the company; (2) an accounting of AIG's political contributions; (3) a business rationale for each of AIG's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to AIG's political contributions.

We are unable to concur in your view that AIG may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to:

- delete the phrase "inappropriately direct corporate resources for political purposes" and the word "unilaterally" from the sentence that begins "Without full transparency . . ." and ends ". . . business rationale for such donations"; and

- delete the sentence that begins "Company officials may, in fact . . ." and ends ". . . Company and its shareholders."

Accordingly, we will not recommend enforcement action to the Commission if AIG omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John J. Mahon
Attorney-Advisor